 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Hagen, Susan Hirt (Last) (First) (Middle) 5727 Grubb Road (Street) Erie, PA 16506 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Erie Indemnity Company ERIE
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
                        Officer                             Other

7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 05, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	01/05/2003		J (1) |	276,000.0000 | D |	0.0000	I	Grantor, Charitable Lead Annuity Trust
Class A Common Stock					6,658,800.0000 (2)	D
Class A Common Stock					10,092,900.0000	I	Ltd Partner,Hagen Family Ltd Partnership (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Hagen, Susan Hirt - January 05, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Class B Common Stock	Current market						Class A Common Stock - 28,800.0000		12.0000	D
Class B Common Stock	Current market						Class A Common Stock - 2,808,000.0000		1,170.0000	I	Beneficiary & Trustee, Trust
Class B Common Stock	Current market						Class A Common Stock - 2,808,000.0000		1,170.0000	I	Contingency Beneficiary & Trustee, Trust
Class B Common Stock	Current market						Class A Common Stock - 2,400.0000		1.0000	I	Ltd Partner,Hagen Family Ltd Partnership (3)
Directors' Deferred Compensation Phantom Units	$0.0000						Class A Common Stock - 286.2995		286.2995	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Susan Hirt Hagen 01-06-2003 ** Signature of Reporting Person Date Page 2

Hagen, Susan Hirt - January 05, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Erie Indemnity Company ERIE

Form 4 - January 2003

Susan Hirt Hagen
5727 Grubb Road

Erie, PA 16506
Explanation of responses:

(1)   Term of Grantor Charitable Lead Annuity Trust expired 1/5/03 and shares distributed in accordance with terms of the Trust
(2)   6,658,500 of these shares are held in a Grantor and Beneficiary, Revocable Trust
(3)   Reporting person does not have sole or shared investment or voting authority

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